Exhibit 99.1

N E W S   R E L E A S E

Investor Contacts:

Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Clarence Fu (65) 6360.4060 cfu@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Maggie Tan (65) 6360.4705 maggietan@charteredsemi.com

CHARTERED ANNOUNCES TRANSACTION TO PROACTIVELY MANAGE
CONVERTIBLE NOTES DUE IN 2006

SINGAPORE — August 12, 2004 — Today, Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) announced that it has entered into a bilateral option transaction under which a counterparty may purchase 214.8 million of Chartered’s shares at an agreed price of US$0.93 per share (approximately S$1.60 per share, based on an exchange rate of US$1.00 = S$1.71). This represents a premium of approximately 50% to Chartered’s closing share price quoted on the Singapore Exchange on August 11, 2004. The number of shares under the option transaction is equal to the number of shares that were originally planned for issuance under Chartered’s existing US$575 million of 2.5% Senior Convertible Notes due in 2006 (“Notes”).

Under the existing terms of the Notes, Chartered expects the Notes to be converted into shares by the note holders if its share price reaches US$3.09 per share (approximately S$5.29 per share, based on an exchange rate of US$1.00 = S$1.71, which is the current Notes conversion price plus accreted interest to maturity). The option transaction has the effect of reducing substantially the conversion premium of the existing Notes, currently at approximately 400% to a level of approximately 50%. As a result, the option transaction increases the likelihood that Chartered will issue the shares originally planned for issuance upon conversion of the Notes. However, the option transaction is contractually separate from the Notes and does not affect the terms and conditions of the Notes. The option transaction does not impact the basic earnings-per-share calculation, until exercised by the counterparty.

“Chartered has always emphasized the importance of having a financial plan that is forward-looking and flexible. The main advantages of this option transaction are that, if exercised, Chartered will be able to receive approximately US$200 million that could be used for partial payment of the Notes. This is done without increasing our debt level and interest expense while providing the flexibility of avoiding additional dilution to shareholders beyond what was originally contemplated when the Notes were issued. Additionally, the option transaction, if exercised, will give us increased borrowing capability and therefore flexibility in managing future funding needs,” said George Thomas, vice president & CFO at Chartered.

The counterparty for the option transaction is the trading division of Goldman Sachs International.

For additional details of the option transaction, please see Appendix A and B.

Webcast Conference Call Today

Chia Song Hwee, Chartered’s president & CEO and George Thomas will host a conference call to discuss the option transaction today, August 12, 2004, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, Aug 11, 2004). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.

APPENDIX A

Details of the option transaction

The option transaction:

Chartered sells a US dollar denominated call option on 214.8 million of its shares at a strike price of US$0.93 per share (“lower strike price”), representing a premium of approximately 50% to Chartered’s closing share price quoted on the Singapore Exchange on August 11, 2004 (approximately US$0.62 per share, based on an exchange rate of US$1.00 = S$1.71). This is equivalent to US$9.30 per American Depositary Share (“ADS”) based on an ADS ratio of 10:1. Chartered is paid an upfront cash amount at the time of sale.

Chartered also simultaneously buys a cash-settled call option with a strike price of US$3.09 per share (“upper strike price”). This is approximately the price at which the note holders are expected to exercise their conversion rights.

The option transaction has a “soft call” feature that allows Chartered to elect for early termination of the option transaction if its share price rises and remains above US$1.17 for a defined period of time. The price represents 125% of the lower strike price.

If the option transaction is exercised by the counterparty or if Chartered elects for early termination, Chartered may settle the option transaction by issuing shares or paying cash to the counterparty.

Effect of option transaction:

Based on the closing share price quoted on the Singapore Exchange on August 11, 2004, (approximately US$0.62 per share, based on an exchange rate of US$1.00 = S$1.71), the effective conversion premium of the Notes plus accreted interest is approximately 400%. The option transaction has the effect of reducing the conversion premium of the existing Notes to approximately 50% and as a result, increases the likelihood that Chartered will issue the shares originally planned for issuance upon conversion of the Notes.

The option transaction however is contractually separate from the Notes and does not affect the terms and conditions of the Notes. The option transaction also does not impact the basic earnings-per-share calculation, until exercised by the counterparty.

Exercisable period:

The option transaction is exercisable by the counterparty from January 2, 2005 and will expire on April 2, 2006, matching the maturity date of the Notes.

Number of shares:

214.8 million shares, which is equal to the number of shares currently deliverable under the Notes, subject to any adjustments under customary anti-dilutive events.

Singapore Dollars Equivalent of the Strike Prices:

For ease of reference, the lower strike price of US$0.93 per share and the upper strike price of US$3.09 per share are approximately equivalent to S$1.60 and S$5.29 respectively, based on an exchange rate of US$1.00 = S$1.71.

As the option transaction has US dollar strike prices, the S$ equivalent strike prices at the time of exercise may be higher or lower depending upon the prevailing S$/US$ spot exchange rate. This exchange rate will not however affect the US dollar proceeds to be received by Chartered upon physical settlement of the option transaction.

APPENDIX B

Possible scenarios during the exercisable period
from January 2, 2005 to April 2, 2006

Scenario 1: Share price is below US$0.93 per share

Existing Notes: The US$575 million of 2.5% Senior Convertible Notes are not expected to be converted by the existing note holders.

Option Transaction: The counterparty to the option transaction cannot exercise the call option. Chartered will not issue shares and will not receive funds through the option transaction.

Scenario 2: Share price at or above US$0.93 and below US$3.09 per share

Existing Notes: The US$575 million of 2.5% Senior Convertible Notes are not expected to be converted by the existing note holders.

Option Transaction: The counterparty to the option transaction is expected to exercise the call option. Chartered may elect to settle the option transaction by either

(i)	Delivering 214.8 million shares to the counterparty and receiving approximately US$200 million; or

(ii)	Paying the counterparty a cash amount equal to the difference between the share price at the time of exercise and the lower strike price of US$0.93 per share for the 214.8 million shares.

Scenario 3: Share price at or above US$3.09 per share

Existing Notes: The US$575 million of 2.5% Senior Convertible Notes are expected to be converted by the existing note holders; Chartered issues 214.8 million shares to the note holders.

Option Transaction: The counterparty to the option transaction is expected to exercise the call option and Chartered may elect to settle the option transaction by either

(i)	Delivering 214.8 million shares to the counterparty and receiving approximately US$200 million in cash plus the amount equal to the difference between the share price at the time of exercise and the upper strike price of US$3.09 per share for the 214.8 million shares; or

(ii)	Paying the counterparty a cash amount equal to the difference between the upper strike price of US$3.09 per share and lower strike price of US$0.93 per share for the 214.8 million shares.

“Soft Call” Feature: Share price at or above “soft call” level of US$1.17 per share over a defined period of time

If Chartered elects to use the “soft call” feature and terminates the call option early, Chartered may elect to settle the option transaction by issuing shares or paying cash in accordance with either Scenario 2 or 3, depending on its share price at the time of early termination.

About Chartered

Chartered Semiconductor Manufacturing, one of the world’s top three dedicated semiconductor foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates four fabrication facilities and has a fifth fab, the Company’s first 300mm facility, which is expected to begin pilot production by the end of 2004.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST: CHARTERED). Information about Chartered can be found at www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our expectation of the conversion of the Notes, the reduction of the conversion premium resulting in the increased likelihood of conversion of the Notes and issuance of shares, our financial plan that is forward-looking and flexible, our plan to raise funds from the option transaction without increasing our debt level and interest expense, the avoidance of additional dilution beyond that originally contemplated by the Notes; our increased borrowing capability and flexibility in managing future funding needs and the possible scenarios presented in Appendix B are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in the capital market, interest rates and foreign exchange; changes in semiconductor market and trends specifically in the foundry services and communications sector and the economic conditions in the United States as well as globally. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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